AlloVir, Inc.

PO Box 44, 1661 Massachusetts Avenue

Lexington, MA 02420

February 6, 2025

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention:	Mr. Daniel Crawford
Mr. Tim Buchmiller
Ms. Ibolya Ignat
Mr. Daniel Gordon

Re:	AlloVir, Inc.
Acceleration Request for Registration Statement on Form S-4
File No. 333-283678

	Requested Date:	February 10, 2025
	Requested Time:	8:00 a.m. Eastern Time

Dear Mr. Crawford, Mr. Buchmiller, Ms. Ignat and Mr. Gordon:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), AlloVir, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to February 10, 2025, at 8:00 a.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Tevia K. Pollard at (617) 570-1084. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Tevia K. Pollard, by email to TPollard@goodwinlaw.com or by facsimile to (617) 977-9448.

If you have any questions regarding this request, please contact Tevia K. Pollard of Goodwin Procter LLP at (617) 570-1084.

Sincerely,

AlloVir, Inc.

By:	/s/ Vikas Sinha
Vikas Sinha
Chief Executive Officer, President and Chief Financial Officer

cc:	Tevia K. Pollard, Goodwin Procter LLP

Danielle Lauzon, Goodwin Procter LLP